CREDEX CORPORATION
                                 454 Treemont Drive
                              Orange City, FL  32763
                                386-218-6823 phone

January 24, 2011

Michael Clampitt, Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549    Mail Stop 4561

 Re:	Credex Corporation
	Amendment No. 2 to Registration Statement on Form 10
	Filed December 16, 2010
	Amendment No. 1 Registration Statement on Form S-1
	Filed December 17, 2010
	File No.  333-170829

Dear Mr. Clampitt:

     We have received your comment letter dated January 14, 2011. We have reviewed all of your comments and spoken by telephone to some of your staff members regarding our intended responses to some of your comments and sought guidance on other comments. The responses that follow are numbered to correspond with the numbers of your comments. They are also inserted, where applicable, into the revised Form 10-12g/A Fourth Amendment and Form S/1 A Third Amendment.

	Our responses to your comments are as follows:

                              Form 10-12g/A Fourth Amendment

Number of Employees

1. We have attached the agreement to our filings. We do not understand how an explanation could be more accurate than the document. Cypress holds 2,958,625 shares which gives it 18,000 more shares than all of the other shareholders combined. This 18,000 share cushion was arrived at in anticipation of more sales of stock pursuant to the PPM. These sales never materialized.

We have corrected the typo error correcting the date of the Agreement with Cypress from July 12, 2010 to July 9, 2010.

Cypress' work should be complete with the effectiveness of

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the S-1.  The milestones referred to in your comment have nothing to do with the nine month time frame in the Cypress Agreement. The milestones continue on until the business plan is funded and Credex becomes operational.

2. A Circuit Judge in Volusia County Florida will make the determination if the parties fail to agree on completion of contact obligations.

The stock certificates are in the possession of Cypress at its office located at 454 Treemont Drive, Orange City, Florida.

Credex prefers to not place its interpretation on partial performance. Taking a position might limit Credex's flexibility if litigation over the contract occurs. It appears the contract provides payment to Cypress only in the event of complete performance.

3. Since, Cypress was committing to incurring substantial expenses, especially audit fees, it seemed logical to give them temporary control.

4.  Cypress has only threes members as previously stated and disclosed.
Mr. Cook is a member. A copy of the Cypress LLC formation document provided to Credex is attached to this letter.

Product Servicing/Outsourcing Description

5. We have attached a copy of the agreement retaining collection agencies we propose to use as Exhibit 10.1.

6. We have revised our response concerning Kaulkin and Ginsberg to a few key facts. See Page 29.

PRODUCT SERVICING/OUTSOURCING DESCRIPTION

The Company intends to out-source all collection activities to established collection agencies that have expertise in collecting non-performing credit card debt. We can rely on the collecting performance history of the collectors with whom we contract. We can also rely on information available from Kaulkin and Ginsberg and Inside ARM.

Management personnel of potential collection agencies will be personally interviewed by Credex. The agency's collection performance and business references will be obtained prior to

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signing any agreement with the agency. Credex intends to sign agreements that contain a provision that allows cancellation at any time with 30 days notice to the non-canceling party. For your information we have attached a copy of an agreement we propose to use.

Kaulkin and Ginsberg is one of the leading and most reliable sources of data and information in the debt collection business.

About Kaulkin and Ginsberg:
Experience
*    Completed more industry M&A transactions than anyone else
    - over 125 for a total value of over $3 billion
*    Delivered hundreds of industry valuations
    - dozens of valuation assignments each year
*    Keynoted all of the major industry conferences
* Chaired three conferences, including the industry's largest, plus two M&A conferences
Access
*    Established relationships with the industry's senior decision makers since 1991
* Our advisory board consists of the most senior persons in their industry segments
Information
*    We conduct comprehensive original research on the industry
*    Publisher of seven editions of The Kaulkin Report since
     1994
     - a seminal research study that has been cited in the public filings of leading corporations, in The Wall Street
     Journal, and in many documents supporting private transactions in the industry
*    Our research also includes The Global Debt Buying Report,
     Healthcare ARM Report, and countless custom research projects
* Acquisition criteria for financial, strategic, and industry buyers seeking entry or expansion within the industry

About Inside ARM publication:

Kaulkin Media is the most credible publisher of specialized news and information for the accounts receivable management (or "debt collection") industry. With over 60,000 subscribers including collection agencies and law firms, debt buyers, creditors, suppliers of technology and services to these groups, regulators, industry investors, and many other interested parties.

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Exhibits
   7. We have attached all exhibits as separate exhibits to our Amended Form 10-12g/A Fourth Amendment.

Exhibit 10.1

   8. At the time of original disclosure we were in preliminary stages of contract negotiations with Martin Johns and Sky Star II. We have agreed to perform services to C&C Logistics and AACT. We are still trying to arrive at agreements with AAA and Martin Johns.

                 Form S-1/A Third Amendment

General, Pages 3 and 16

   9.  We have revised our disclosure:

Until such time as our common stock is listed on the Over the Counter Bulletin Board, we expect that the selling stockholders will sell their shares at prices between $ .15 and $.25, if any shares are sold. After our common stock is quoted on the OTCBB, the selling stockholders may sell all or a portion of these shares from time to time in market transactions through any stock exchange or market on which our stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then-prevailing market price or at negotiated prices.

   10. We have revised all disclosures on our Form 10 and S-1 so as to be consistent with the responses given.

The Company understands it is responsible for the adequacy and accuracy of the disclosure in the filing.

The Company understands that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.


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The Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Denise Leonardo

Denise Leonardo
President



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